Amit Pande
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C.  20549

Re:     Yadkin Financial Corporation
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 28, 2013
Form 10-Q for Fiscal Quarter Ended June 30, 2013
Filed July 25, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 22, 2013
File No. 000-52099

Dear Mr. Pande:

This letter is provided on behalf of Yadkin Financial Corporation (the “Company,” “Yadkin,” “we,” or “our”) in response to the comments of the staff of the Securities and Exchange Commission (the “Commission”) dated September 13, 2013 (the “Comment Letter”) with respect to the Company's Form 10-K (the “Form 10-K”) filed February 29, 2013; Form 10-Q for the Fiscal Quarter ended June 30, 2013 (the "Form 10-Q") filed July 25, 2013 and Definitive Proxy Statement on Schedule 14A (the "Proxy Statement") filed March 22, 2013, File No. 000-52099. This letter is being filed with the Commission electronically via EDGAR.
For ease of reference, we have repeated each of the Commission's comments below, followed by the corresponding responses of Yadkin.
Comment Letter dated September 13, 2013
Form 10-K for Fiscal Year Ended December 31, 2012
Note 4. Loans and Allowance for Loan Losses, page 78

1.
We note your discussion of an accelerated asset disposition plan the Company embarked on in 2012 and the sale of nonperforming assets and problem loans during the fourth quarter of 2012 that resulted in $35 million in losses. Please address the following:

•
Tell us and revise future filings to disclose the recorded investment in loans, the additional provision for loan loss recorded and the charge-offs recorded by class of financing receivable. Please show this information separately for originated and purchase credit impaired loans.

In response to the Staff’s comment, the following table presents loss information related to the sale and charge-off of problem loans as part of the accelerated asset disposition plan (the “disposition plan”). The disposition plan was a strategy that was created and implemented in the fourth quarter of 2012 to reduce levels of problem assets. The disposition plan consisted of the sale of three separate pools of loans (which were pooled based on similar size, classification, and risk characteristics), and the sale of other individual classified loans.
Total loss on sale of loans recognized in the fourth quarter of 2012 was $22 million which represents the difference between the recorded investment of the loan at sale date and the sales price received. Additional provisions resulting from the sale represents provision expense recorded after the charge-off of losses incurred in the sale. No purchase credit impaired loans were included in the sale of loans.

Loan Sales	Recorded Investment of Loans Sold	Charge-offs (Losses) Recorded on the Sales	Additional Provisions Resulting from the Sale of Loans
	Amounts in thousands
Construction	$16,211	$7,625	$6,100
Commercial Real Estate
Owner Occupied	8,871	3,917	4,313
Non-owner Occupied	8,675	4,531	3,755
Commercial	2,291	1,329	1,290
Mortgages:
1-4 Family	4,557	2,825	2,380
Multifamily	249	113	86
Home Equity Line of Credit	2,204	1,284	746
Consumer and other	151	91	57
	$43,209	$21,715	$18,727

Additional charge-offs of $11 million were also taken during the fourth quarter of 2012 on other impaired loans that were not sold. These charge-offs were determined using information and knowledge gained from the sale of similar assets in the disposition plan. The following table presents a summary of charge-offs on other impaired loans.

Loan Sales	Additional Charge-offs on Impaired Loans
(Amounts in thousands)
Construction	$1,601
Commercial Real Estate
Owner Occupied	1,599
Non-owner Occupied	2,267
Commercial	3,908
Mortgages:
1-4 Family	291
Multifamily	—
Home Equity Line of Credit	1,309
Consumer and other	24
$10,999

Other losses related to contingencies for warranties on loans sold and property taxes owed for 2012 (per the terms of the loan purchase agreement) were also recorded in the amount of $2 million.

Future filings will disclose the recorded investment in loans, the additional provision for loan losses recorded and the charge-offs recorded by class of financing receivables

•	Tell us the recorded investment in loans individually evaluated and collectively evaluated for impairment.

a.
For loans individually evaluated for impairment, please quantify the amounts by impairment measurement methodology (present value of expected future cash flows discounted at the loan's effective interest rate, fair value of the collateral if the loan is collateral dependent, etc.)

b.
For the loans measured based on the fair value of the collateral, please provide information for each loan detailing the date of the last appraisal, the appraised value, the recorded investment in the loan with an explanation for any difference as compared to the appraised value, and the amount for which you sold the loan. If there was a significant difference between the amount for which you sold the loan and the recorded investment, please provide us an explanation for the difference.

In response to the Staff’s comment, the following table addresses impaired loans included in the loan sale.  Loan sales included impaired loans, as well as other problem loans, and were part of a strategic plan to dispose of certain problem assets using proceeds received from a capital raise of $45 million.  This disposition plan was an effort to significantly reduce risk on the balance sheet through quick resolution of credit risks within the loan portfolio.  Impaired loans held by Yadkin Bank (the "Bank") are evaluated based on two primary methodologies including the fair value of collateral and discounted cash flows.  Variances between sale prices and the recorded investment net of reserves, represent discounts due to liquidity and other factors determined by market participants in an auction scenario, such as investor demand of a higher rate of return due to uncertainty surrounding impaired loan cash flows. Credit risk evaluated on the fair value of collateral is estimated by the Bank based on recoverable amounts through the foreclosure and subsequent sale of collateral however the investors’ valuation of credit risk is focused on their expected return on investment.

	Recorded Investment	Reserves on Date Sale	Net Funds Received	Appraisal Date	Appraisal Amount

Collectively evaluated	$15,458,939
Individually evaluated- discounted cash flows	$4,192,132

Individually evaluated- fair value of collateral
10: CRE	$152,437	$118,502	$64,740	8/28/2012	$441,000
09: CRE - Special Purpose	392,290	115,190	168,206	8/27/2012	1,036,000
01: ADC - CML Raw Land	204,458	—	82,366	8/20/2012	(1)
01: ADC - CML Raw Land	253,722	—	101,669	5/15/2012	(1)
01: ADC - CML Raw Land	167,055	—	66,941	8/20/2012	(1)
05: CRE - Self Storage Facility	1,747,820	261,210	797,504	6/28/2012	1,741,000
01: ADC - CML Raw Land	34,350	—	13,764	8/20/2012	(1)
01: ADC - CML Raw Land	114,893	—	46,039	8/20/2012	(1)

01: ADC - CML Raw Land	84,950	—	34,040	8/20/2012	(1)
01: ADC - CML Raw Land	9,250	—	3,707	8/20/2012	(1)
01: ADC - CML Raw Land	548,055	—	219,611	8/20/2012	(1)
01: ADC - CML Raw Land	200,338	—	80,277	8/20/2012	(1)
01: ADC - CML Raw Land	685,362	—	274,631	8/20/2012	(1)
01: ADC - CML Raw Land	1,025,094	—	410,765	8/20/2012	(1)
03: CRE - Office	1,527,000	—	979,422	5/21/2012	1,815,000
01: ADC - CML Raw Land	32,890	—	13,179	8/20/2012	(1)
01: ADC - CML Raw Land	87,091	—	34,898	8/20/2012	(1)
01: ADC - CML Raw Land	185,050	—	74,151	8/20/2012	(1)
01: ADC - CML Raw Land	222,363	—	89,103	8/20/2012	(1)
01: ADC - CML Raw Land	243,069	—	97,921	8/20/2012	(1)
01: ADC - CML Raw Land	53,127	—	21,289	8/20/2012	(1)
01: ADC - CML Raw Land	8,164	—	3,271	8/20/2012	(1)
01: ADC - CML Raw Land	52,899	—	31,215	8/20/2012	(1)
01: ADC - CML Raw Land	39,038	—	15,643	8/20/2012	(1)
01: ADC - CML Raw Land	75,701	—	30,334	8/20/2012	(1)
01: ADC - CML Raw Land	55,748	—	22,339	8/20/2012	(1)
01: ADC - CML Raw Land	115,370	—	46,477	8/20/2012	(1)
01: ADC - CML Raw Land	90,061	—	36,088	8/20/2012	(1)
01: ADC - CML Raw Land	64,044	—	25,663	8/20/2012	(1)
01: ADC - CML Raw Land	371,488	—	148,859	8/20/2012	(1)
01: ADC - CML Raw Land	205,687	—	82,421	8/20/2012	(1)
06: ADC - SFR Subdivision	319,751	—	220,158	6/6/2012	550,000
01: ADC - CML Raw Land	69,752	—	27,950	8/20/2012	(1)
01: ADC - CML Raw Land	430,153	—	172,366	8/20/2012	(1)
01: ADC - CML Raw Land	132,435	—	53,068	8/20/2012	(1)
07: CRE - Industrial	817,733	25,721	330,474	5/2/2012	940,000
06: ADC - SFR Subdivision	280,590	—	197,149	9/17/2011	700,000
07: CRE - Industrial	325,004	—	220,481	4/19/2012	390,000
06: ADC - SFR Subdivision	60,320	—	74,114	9/20/2011	250,000
06: ADC - SFR Subdivision	154,080	26,580	71,727	9/20/2011	300,000
12: ADC	301,208	—	200,355	6/6/2012	360,000
06: ADC - SFR Subdivision	60,500	—	75,509	9/20/2011	1,105,000
10: CRE	227,791	11,966	103,110	3/12/2012	513,000
11: SFR	385,808	11,808	161,612	8/21/2012	440,000
10: CRE	340,915	—	143,409	8/28/2012	441,000
11: SFR	—	—	141,952	8/30/2012	616,000
10: CRE	277,498	—	112,354	3/30/2012	330,000
02: ADC - SFR Raw Land	2,180,891	881,323	1,198,252	8/30/2012	1,540,000	(2)
12: ADC	352,750	—	188,021	1/16/2012	415,000
11: SFR	377,022	—	158,896	8/30/2012	616,000
08: ADC - SFR Approved Land	1,200,109	225,766	489,628	2/22/2012	1,655,000
10: CRE	247,418	—	106,451	3/22/2012	400,000
08: ADC - SFR Approved Land	484,379	—	484,379	9/1/2012	910,000
08: ADC - SFR Approved Land	219,121	—	45,621	9/1/2012	910,000

01: ADC - CML Raw Land	405,633	—	186,154	3/20/2012	1,890,000
	$18,699,725	$1,678,066	$9,279,723

(1) Properties are cross collateralized for a single relationship. Total fair value of the properties per the consolidation consolidated appraisal is $12 million.

(2) Loan was deemed to not be solely collateral dependent due to court mandated principal and interest payments being received. Due to unverified debt service coverage prior to the sale of the loan, we reserved
$881,000 on the note.

•	Tell us in detail how the pricing of the loans was determined. Specifically tell us whether each loan was priced individually.

Loans included in the sale were separated and classified into three pools based on similar size, relationship, and risk characteristics.  Interested potential purchasers submitted sealed bids following a due diligence period.  The highest bid as a percentage of the unpaid principal balance of the total loan pool was submitted to the Bank for consideration and acceptance.  The Bank did not have an obligation to sell the loans prior to accepting the bid.  While the bid was based on a percentage of unpaid principal balance for the total pool, we did receive third party allocation of the bid by individual loan and those prices were used when determining the total amount of charge-off per loan.
In addition to the pooled loan sales, the Bank did have eight loans with a total recorded investment of $8.7 million that were sold on an individual basis to interested parties at a loss of $3.8 million based on single bids received from borrowers and local investors. Of the eight loans individually sold, three were collectively evaluated for impairment as they were under the $250,000 threshold, two were evaluated using discounted cash flows and three were evaluated based on the fair value of collateral. Recorded investment of these loans are included in the impaired loan table above.

•	Tell us how you incorporated the valuation information/data points obtained from the bulk loan sale in your measurement of credit impairment for loans individually measured at December 31, 2012.

As a result of the disposition plan, we gained valuable information about a market participant’s view of the value of impaired and problem loans that get resolved through a bulk sale. Using this information, we considered our portfolio of impaired loans and took additional charge-offs in the amount of $11 million on impaired loans that were similar in nature and risk characteristics as those sold in the bulk sale that may also be resolved through asset disposition in the future.   Many of the remaining impaired loans held at December 31, 2012 were specifically retained for their positive trend and expectation for rehabilitation.

•
Tell us how you incorporated the valuation information/data points obtained from the bulk loan sale in your measurement of credit impairment for loans collectively measured at December 31, 2012. Specifically tell us the amount of charge-offs from the bulk sale included in your historical losses used in your allowance methodology.

All charged-off amounts and losses incurred on the sale in the amount of $33 million were included in historical losses in the allowance for loan loss model as of December 31, 2012. Valuation information obtained from the sale was also incorporated in our determination of probability of default and loss given default factors for smaller balance homogeneous pools measured collectively for impairment at December 31, 2012. The impact of the charge-offs for the loan sales will be included in the allowance for loan loss model in future periods as well as to the extent the fourth quarter of 2012 historical loss data is within our historical loss look-back period.

Form 10-Q for Fiscal Quarter Ended June 30, 2013
Note 10. Loans and Allowance for Loan Losses, page 14
2. You disclose on page 20 that impaired loans under $250,000 are typically not individually reviewed for impairment. Please tell us in detail and revise future filings to clarify if you group impaired loans with non-impaired loans in measuring credit impairment. If you do, please tell us how you considered the guidance in ASC 310-10-35-22 and 35. Also, quantify the impact on your allowance for loan losses at December 31, 2012 and the current quarter end if you measured impairment separately for these loans using risk characteristics and historical statistic specific to this loan population. Refer to ASC 310-10-35-21.

Impaired loans under $250,000 are collectively reviewed for impairment based on homogeneous pools established for each class of impaired loans with similar risk characteristics in accordance with ASC 310-10-35-21 and are not included with non-impaired loans. Separate loss given probability of default rates are calculated for each impaired pool representing the risk associated with impaired loans less than $250,000 for that pool of loans. Reserves on impaired loans collectively evaluated were $2,179,128 and $2,048,427 as of December 31, 2012 and June 30, 2013, respectively.
Note 13. Business Segment Information, page 36
3. We note your disclosure that at the beginning of 2013 the company dissolved Sidus Financial, LLC (Sidus). We further note that this dissolution resulted in a $1.3 million reduction in reserves on mortgage loans sold in the first quarter of 2013. Please tell us and revise your future filings to explain how the dissolution of Sidus materially reduced your reserve when this entity was previously wholly-owned by the company and presumably would still be liable for any repurchase and warranties reserves related to previously sold loans.

A combination of factors relating or leading up to the dissolution of Sidus resulted in the $1.3 million reduction in reserves on mortgage loans.

•	In 2011, Sidus started to significantly scale back its wholesale operations and completely exited the wholesale market in 2012.

•	Historical loss experience improved in 2012.

•	In 2013, three claims were settled and paid out of specific reserves.

•	Also in 2013, Sidus discontinued its business and was dissolved in accordance with the provisions of the North Carolina Limited Liability Company Act (the “NC LLC Act”).

In order to estimate losses inherent in the loans originated by Sidus and sold to outside investors, management calculated a general reserve and a specific reserve.  The general reserve utilizes a historical loss factor based on historical losses incurred on mortgage loans by Sidus’ parent company, the Bank.  The historical loss factor decreased from 1.371% in 2011 to 1.156% in 2012.  Further, the historical loss factor is adjusted to take into account lower exposure to loss by Sidus due to limitations on loss events included in the purchase agreement pursuant to which the loans were sold.  The adjustment factor also is weighted to take into account the greater likelihood of loan “put-backs” originated in the years most recently preceding the current year.  Given both the decrease in the historical loss factor and the reduction in volume of Sidus’ wholesale operations in the most recent years of 2011 and 2012, the general component of the reserve correspondingly was reduced by approximately $500,000.
The specific reserve is an estimate of potential loss for specific loans for which investors have asserted claims or have indicated that claims have been asserted.  In early 2013, three of the largest claims were settled and paid out of the specific reserves, which resulted in a reduction of the specific component of the reserves by approximately $125,000.

Pursuant to §57C-6-01 et seq. of the NC LLC Act, Sidus was dissolved in early 2013. As a dissolved company, under the NC LLC Act Sidus continues its corporate existence and continues to operate only to the extent necessary for winding up and liquidating its business and affairs. As part of the winding up process, Sidus collected its assets, terminated it business relationships, and paid its known creditors. Once the business wound down, the remaining assets of Sidus were transferred to the Bank. Under the NC LLC Act, any suits brought against Sidus after dissolution would typically be limited to those Sidus assets set aside in anticipation of such suits or distributed to the Bank after liquidation. Unless a plaintiff could prove successor liability, any action against the Bank would be limited to the value of the assets transferred to or distributed to it.
The Sidus business wound down rather than simply continuing inside the Bank -- the Bank does not hold itself out as a continuation of Sidus; Sidus terminated its contracts with third parties; the Bank does not maintain the Sidus business model; and Sidus paid all known creditors with liquidated claims as part of the wind down. Because the Sidus business was wound down rather than simply being continued inside the Bank, we analyzed the following factors in accordance with the NC LLC Act to determine the level of reserves to maintain following dissolution of Sidus rather than basing the determination on a historical loss factor based on historical losses incurred on mortgage loans by the Bank.
Management reviewed the previous loss history of Sidus. The previous loss history indicated that claims on a loan typically occurred within 9-12 months after origination of the loan, and claims arising outside of that period were remote.  Only limited claims reflecting immaterial losses were paid for loans originated more than 12 months earlier.   In addition, Sidus has only been named in litigation once throughout its history and the suit was later withdrawn and no losses were incurred.  Based on management’s conclusion that the claims of a 12-month or older origination were highly unlikely and therefore not probable, and were immaterial in amount, management determined not to set aside any Sidus assets in anticipation of any future suits. This resulted in a reduction in the general component of the reserves by approximately $600,000 and in the specific component of the reserves by approximately $158,000.
The majority of loans sold by Sidus in 2011 and 2012 were guaranteed by the Bank and therefore continue to be included in the determination of the appropriate level of reserves for mortgages at the Bank.  Total reserves at June 30, 2013 were $359,000 representing current obligations.
Future filings will include more enhanced disclosures regarding dissolution of wholly-owned subsidiaries and associated reductions to reserves.
Definitive Proxy Statement on Schedule 14A, filed March 22, 2013
Summary Compensation Table, page 22

1.
Please amend your 10-K to include a footnote to your Summary Compensation Table which identifies and quantifies the non-equity incentive compensation payments. Please refer to Instruction 2 of Item 402(n)(2)(vii) of Regulation S-K.

In response to the Staff’s comment, the Company intends to file a Form 10-K/A to revise Item 11 to (1) move the compensatory amounts in the column entitled “Non-Equity Incentive Plan Compensation” to the column entitled “Bonus,” as such amounts were not paid pursuant to a non-equity incentive plan and (2) add the following footnote to the column entitled “Bonus”: These amounts represent bonuses paid as a result of accomplishment of strategic plan goals related to credit, capital, and other performance metrics during 2012 as approved by the Compensation Committee of the Board of Directors.
Below is the revised Summary Compensation Table in the Form 10-K/A:

Executive Compensation

The following table summarizes for the fiscal years ended December 31, 2012 and 2011, the current and long-term compensation for the CEO and the two most highly compensated executive officers other than the CEO (the "named executive officers") for the year ended December 31, 2012. Each component of compensation is discussed in further detail in the footnotes following the table.
Summary Compensation Table

The following table summarizes for the fiscal years ended December 31, 2012 and 2011, the current and long-term compensation for the CEO, the CFO and the most highly compensated executive officers other than the CEO and CFO. Each component of compensation is discussed in further detail in the footnotes following the table.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)	Option Awards ($) (2)	Non-Equity Incentive Plan Compensation ($)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($) (3)	Total ($)
Joseph H. Towell	2012	425,000	250,000	345,000	—	—	—	36,281	1,056,281
President and Chief	2011	325,000	—	85,400	—	—	—	36,490	446,890
Executive Officer

Jan H. Hollar	2012	240,000	70,000	138,000	—	—	—	26,143	474,143
Executive Vice President	2011	205,000	—	24,400	—	—	—	13,128	242,528
& Chief Financial Officer

W. Mark DeMarcus	2012	300,000	70,000	184,000	—	—	—	40,609	594,609
Executive Vice President	2011	220,000	—	48,800	—	—	—	40,206	309,006
& Chief Operating Officer
(1)    These amounts represent bonuses paid as a result of accomplishment of strategic plan goals related to credit, capital, and other performance metrics during 2012 as approved by the Nominating and Compensation Committee of the Board of directors.
(2)    Please refer to Footnote 12 in the Consolidated Financial Statements in the Company's Form 10-K for the year ended December 31, 2012 for a discussion of the assumptions made in the valuation of the option awards.
(3)    Details on the amounts reported for “All Other Compensation” in 2012 are set forth in the following supplementary table:

Details on All Other Compensation Reported in the Summary Compensation Table for 2012

Named Executive Officer (1)	Auto Provision ($)	Country Club/ Membership and Dues ($)	Medical Insurances ($)	Employer 401(k) Match ($)	Total ($)
Joseph H. Towell	10,249	5,330	13,404	7,298	36,281
Jan H. Hollar	12,964	—	6,553	6,626	26,143
W. Mark DeMarcus	12,055	6,238	16,789	5,527	40,609
(1)    None of the above listed individuals received director's fees for 2012.

In future filings the Company will ensure non-plan cash compensation is disclosed consistent with Item 402 of Regulation S-K, including the instructions thereto.

We acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings;

•	Staff comments or changes in disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me at (704) 768-1161 if you have any additional comments regarding our responses.

Sincerely,

/s/ Jan H. Hollar

Jan H. Hollar
Chief Financial Officer

cc:	Dave Niles, CPA, Partner, Dixon Hughes Goodman LLP
Neil Grayson, Nelson Mullins Riley & Scarborough LLP